UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 05, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI POSTS STRONG Q3 OPERATING RESULT; NET DEBT FALLS BY 15%**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

5 November 2018

NEWS RELEASE

AngloGold Ashanti Posts Strong Q3 Operating Result; Net Debt falls by 15%

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti delivered a solid third-quarter operating result, with steady production and a significant drop in costs helping drive net debt down by 15% year-on-year. Production for the full year remains forecast for the top end of the guidance range, while costs are expected at the lower end.

Production from retained operations, after stripping out the South Africa asset sales, was 851,000oz at a total cash cost of $722/oz for the quarter ended 30 September 2018, compared with 853,000oz at $743/oz in the corresponding period of last year. Mponeng, Kibali, Iduapriem and Tropicana delivered standout performances. In South Africa the restructuring process to better match support infrastructure with the smaller production base, is largely complete.

All-in Sustaining Costs (AISC) were $920/oz during the third quarter of 2018, an improvement of $151/oz or 14% compared to the third quarter of last year and a $94/oz improvement from the second quarter of this year. This performance reflects both lower capital expenditure and improved cash costs, supported by Operational Excellence interventions and weaker operating currencies in key jurisdictions, notably Brazil, Argentina, Australia and South Africa.

"This is a strong operating result that shows our absolute focus on safety and margins," Chief Executive Officer, Kelvin Dushnisky said. "While we continue to work on improving efficiencies right across our asset suite, we're also making steady progress on our projects, which are aimed at improving the overall quality and life of our portfolio."

AngloGold Ashanti has invested in a slate of brownfields projects, aimed at extending life and improving margins at key assets. At the Obuasi Redevelopment Project in Ghana, early work in establishing the site has progressed, major contracts have been awarded and mobile equipment deliveries have commenced. First production from the development of the large, high-grade ore body remains on track for the end of next year.

Safety

The Company's All-Injury Frequency Rate, the broadest measure of workplace safety, for the first nine months of the year was 5.16 injuries per million hours worked, from 7.79 in the same period last year, an improvement of 34%. In the three months through September, the AIFR was 4.17, compared to 7.08 in the third quarter of last year. This is the lowest level in the company's history.

There were no fatalities during the third quarter ended 30 September 2018. The Company remains vigilant and focused on its safe production strategy and on intensifying safety practices for a sustainable improvement in this important area.

Cash Flow and Balance Sheet

Free cash inflow was $34m for the third quarter of 2018, compared with $88m in the corresponding period last year. Free cash flow for the quarter was affected by the 5% lower gold price received, lower sales volumes year-on-year, and adverse working capital changes. These negative factors were partly offset by lower capital expenditure and costs.

The balance sheet remains robust, with strong liquidity. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) declined to $355m for the third quarter of 2018, from $399m in the third quarter last year, due mainly to the lower gold price and fewer ounces sold. Net debt declined by 15% to $1.749bn at 30 September 2018, from $2.063bn at the same time last year. The ratio of net debt to Adjusted EBITDA at 30 September 2018 was 1.13 times compared with 1.49 times as at 30 September 2017. The current net debt to Adjusted EBITDA ratio falls well below the covenant ratio of 3.5 times which applies under the company's revolving credit facility agreements (RCFs), highlighting the success of AngloGold Ashanti's continued efforts to maintain financial flexibility.

Ends

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

<u>CONTACTS</u>

<u>Media</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2017, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 05, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance